UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39750

DOCEBO INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

366 Adelaide St. West

Suite 701

Toronto, Ontario, Canada M5V 1R7

(800) 681-4601

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	News Release of Docebo Inc., dated January 26, 2021, titled “Docebo Announces Closing of Secondary Public Offering in the United States and Canada”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	January 26, 2021	By:	/s/ Ian Kidson
			Name:	Ian Kidson
			Title:	Chief Financial Officer